

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2015

Via E-mail
Arthur H. Tinkelenberg, Ph.D.
President and Chief Executive Officer
Enumeral Biomedical Holdings, Inc.
200 CambridgePark Drive, Suite 2000
Cambridge, Massachusetts 02140

Re: **Enumeral Biomedical Holdings, Inc.**
        Preliminary Proxy Statement on Schedule 14A
        Filed May 8, 2015
        File No. 000-55415

Dear Dr. Tinkelenberg:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jeffrey P. Riedler

                                        Jeffrey P. Riedler
                                        Assistant Director